EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
DiamondRock Hospitality Company:

We consent to the incorporation by reference in the registration statements (No. 333-183248) on Form S-3 and (No. 333-166713) on Form S-8 of DiamondRock Hospitality Company of our reports dated March 1, 2013, with respect to the consolidated balance sheets of DiamondRock Hospitality Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 Annual Report on Form 10-K of DiamondRock Hospitality Company.

/s/ KPMG LLP

McLean, Virginia
March 1, 2013